UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

NUVATION BIO INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

67080N 101

(CUSIP Number)

David Hung, M.D.

c/o Nuvation Bio Inc.

1500 Broadway, Suite 1401

New York, NY 10036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 67080N 101

1.	Names of Reporting Persons. David Hung, M.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 61,269,498
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 61,269,498
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,269,498
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.7%(1)
14.	Type of Reporting Person (See Instructions) IN

1

This percentage is calculated based upon 218,046,219 shares of Class A common stock and 1,000,0000 shares of Class B common stock outstanding as of February 16, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on February 29, 2024.

CUSIP No. 67080N 101

Explanatory Statement

The following constitutes Amendment No. 1 (this “Amendment No. 1”) to the Schedule 13D filed by the undersigned (the “Original Statement” and as amended, the “Schedule 13D”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Original Statement. Except as set forth below, all previous Items in the Original Statement remain unchanged. This Amendment No. 1 is being filed to report changes in the beneficial ownership of the outstanding shares of Common Stock held by the Reporting Persons since the transactions described in the Original Statement and the execution of the voting agreement described in Item 6 of this Amendment No. 1.

Item 4.

Item 4 of the Original Statement is hereby amended and restated to read in its entirety as follows:

The Reporting Person has acquired, and holds, the shares of Class A Common Stock and Class B Common Stock and options to acquire Class A Common Stock reported herein for investment purposes. The Reporting Person may acquire additional securities of the Issuer, depending on market indicators and the business performance of the Issuer, but does not currently plan to purchase a number of shares that would result in a substantial change in the beneficial ownership of the Reporting Person or his ability to influence control of the Issuer.

On March 24, 2024, the Issuer entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with AnHeart Therapeutics Ltd. (“AnHeart”) and other parties, the material terms of which are set forth in a Current Report on Form 8-K filed by the Issuer with the SEC on March 25, 2024 (the “AnHeart 8-K”).

Other than as described above, and except that the Reporting Person may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Class A Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Class A Common Stock now owned or hereafter acquired by him to one or more purchasers or pursuant to a trading plan adopted pursuant to Rule 10b5-1 of the Exchange Act as of the date of this Schedule 13D, the Reporting Person does not have any present plans which relate to or would result in:

(i)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(ii)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(iii)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iv)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(v)	any material change in the present capitalization or dividend policy of the Issuer;

(vi)

any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(vii)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(viii)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(ix)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(x)	any action similar to any of those enumerated above.

CUSIP No. 67080N 101

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Statement is hereby supplemented by adding the following at the end of Item 5(a):

(a)

As of March 25, 2024, the Reporting Person beneficially owns 61,269,498 shares of Class A Common Stock of the Issuer, comprising (i) 58,281,054 outstanding shares of Class A Common Stock, (ii) 1,000,000 outstanding shares of Class B Common Stock, $0.0001 par value per share, of the Issuer (“Class B Common Stock”), which are convertible at the holder’s option (and automatically under certain circumstances) into 1,000,000 shares of Class A Common Stock, and (iii) outstanding options exercisable for 1,988,444 shares of Class A Common Stock within 60 days after March 24, 2024, which in aggregate represents approximately 27.7% of the Class A Common Stock and 100% of the Class B Common Stock, respectively, outstanding as of February 29, 2024. These percentages are calculated in accordance with SEC rules and are based on 218,046,219 shares of Class A Common Stock and 1,000,000 shares of Class B Common Stock outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on February 29, 2024.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Statement is hereby supplemented by adding the following at the end of Item 6:

Voting Agreement

In connection with the Issuer’s execution of the Merger Agreement described in Item 4, on March 24, 2024, the Reporting Person entered into a voting agreement with the Issuer and AnHeart pursuant to which the Reporting Person agreed to, among other things, vote or cause to be voted all of the shares of the Issuer’s common stock held by him in favor of certain proposals to be submitted to the Issuer’s stockholders for approval. The description of the voting agreement and the related proposals set forth in the AnHeart 8-K is hereby incorporated herein by reference.

Letter Agreement

In connection with the Issuer’s execution of the Merger Agreement described in Item 4, on March 24, 2024, the Reporting Person entered into a letter agreement with Junyuan Jerry Wang, Ph.D., and AnHeart pursuant to which the Reporting Person agreed, during the term of the letter agreement, to, among other things, vote or cause to be voted all shares of Class B common stock held by him so as to ensure that Dr. Wang is nominated and re-elected to the Board as a Class B Director (as defined in the Issuer’s Amended and Restated Certificate of Incorporation). The term of the letter agreement is the period from March 24, 2024 until the earlier of (i) the second anniversary of the Closing (as defined in the Merger Agreement) and (ii) the date Dr. Wang ceases to be employed by, and ceases to provide services to (other than services provided in Dr. Wang’s capacity as Class B Director), the Issuer or any of its affiliates.

The foregoing descriptions of the voting agreement and the letter agreement do not purport to be complete and are qualified in their entirety by reference to the forms of the voting agreement and the letter agreement, copies of which are filed as Exhibits F and G, respectively, to this Schedule 13D and hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Original Statement is hereby supplemented by adding the following at the end of Item 7:

	Incorporated by Reference
Description	Schedule / Form	File No.	Exhibit	Filing Date

F. Voting Agreement	8-K	001-39351	10.2	3/25/2024

G. Letter Agreement

CUSIP No. 67080N 101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2024

/S/ DAVID HUNG
David Hung

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)